EXHIBIT INDEX
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  Exhibit
     No.                          Description
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      1.1     Memorandum of Association of Koor Industries Ltd.*

      1.2     Articles of Association of Koor Industries Ltd.*

      1.3 Amendments to Articles of Association of Koor Industries Ltd. Pursuant to a General Meeting of Shareholders held on June 1, 2003.***

      2.1     Form of Ordinary Share Certificate.*

      2.2 Form of Deposit Agreement including Form of American Depositary Receipt.**

      4.1 Shareholders Agreement, dated November 2, 2002, by and among Koor Industries Ltd., Elta Systems Ltd. and Elisra Electronic Systems Ltd. ***

      4.2 Agreement, dated January 14, 2004, between Koor Industries Ltd. and UBS Securities Israel Ltd. ****

      4.3 Share Purchase Agreement, dated September 10, 2004, among Koor Industries Ltd. and Trefoil Israel Partners II, L.P., First Israel Mezzanine Fund L.P. and First Israel Mezzanine Fund (in Israel) Limited Partnership. ****

      4.4 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Mr. Israel Borowitz. ****

      4.5 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Ms. Tamar Borowitz. ****

      4.6 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Mr. Avshalom Nuriel. ****

      4.7 Share Transfer Deed, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd. ****

      4.8 Shareholders' Agreement, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd. ****

      4.9 Share Transfer Deed, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Federmann Enterprises
              Ltd. ****

      4.10 Shareholders' Agreement, dated December 27, 2004, and amended July 6, 2005, among Koor Industries Ltd., Federmann Enterprises Ltd. and Heris Aktiengesellschaft. ****

      4.11 Block Trade Deed, dated February 3, 2005, between Koor Industries Ltd. and Merrill Lynch International. ****

      8.1     List of significant subsidiaries and affiliates.****

      12.1 Certification of the Principal Executive Officer of Koor Industries Ltd. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.****

      12.2 Certification of the Principal Financial Officer of Koor Industries Ltd. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.****

      13.1 Certification of the Principal Executive and Financial Officers of Koor Industries Ltd. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.****

      14.1 Consent of KPMG Somekh Chaikin to the incorporation by reference into the effective registration statement on Form S-8 of Koor Industries Ltd. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of Koor Industries Ltd., which appears in this Annual Report on Form 20-F.****

______________________

* Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Securities and Exchange Commission on October 3, 1995.

** Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758) filed with the Securities and Exchange Commission on October 4, 1995.

*** Incorporated by reference to Koor Industries Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on July 15, 2003.

****     Filed herewith.